May 19, 2006
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mr. Rosenberg,
This letter is in response to my telephone conversation with Todd Sherman (SEC Division of Corporate Finance) on the afternoon of May 9, 2006. We agreed that the comments from your letter dated March 20, 2006 would be resolved to your satisfaction if we incorporate the disclosures addressing items 1, 2 and 3 in future filings.
We hereby agree to do so and also agree that the term “insignificant” can be replaced with “immaterial” in our response to your comment under item #3.
If you have any questions, please contact me at 615-312-5700.
Regards,

Jack Polson
/s/ Jack Polson
Chief Accounting Officer
Psychiatric Solutions, Inc.

840 CRESCENT CENTRE DRIVE — SUITE 460 — FRANKLIN, TN 37067 — 615/312-5700 — FAX 615/312-5711 — WWW.PSYSOLUTIONS.COM